UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
2333 Ponce de Leon Blvd., Suite 700
Coral Gables, Florida 33134

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2015.

Miami, Florida

June 20, 2024

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(In thousands)	2023	2022
Assets
Investments at fair value	$1,742,834	$1,395,395
Investments at contract value	146,785	158,135
Receivables:
Notes receivable from participants	37,360	35,072
Participant contributions	1,037	714
Employer contributions	16,860	17,443
Due from broker	987	103
Due from other plans	—	15,993
Total receivables	56,244	69,325

Total assets	1,945,863	1,622,855

Liabilities
Due to broker	320	303
Other liabilities	37	51
Total liabilities	357	354

Net assets available for plan benefits	$1,945,506	$1,622,501

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
(In thousands)	2023	2022
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in value of investments	$343,630	$(364,196)
Dividends	10,093	10,021
Interest	3,689	2,331
Net investment income (loss)	357,412	(351,844)

Interest income on notes receivable from participants	1,676	1,381

Contributions:
Employer	43,342	40,355
Participant	95,716	88,632
Participant rollovers	12,956	11,643
Total contributions	152,014	140,630

Total additions (deductions)	511,102	(209,833)

Deductions from net assets attributed to:
Benefits paid to plan participants	186,370	156,576
Administrative expenses	1,727	1,825
Total deductions	188,097	158,401

Net increase (decrease)	323,005	(368,234)
Transfer in from related plans	—	15,993

Net assets available for plan benefits:
Beginning of year	1,622,501	1,974,742
End of year	$1,945,506	$1,622,501

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan's trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the United States ("U.S.") payroll of Ryder System, Inc. and its subsidiaries (the “Company”) that have adopted the Plan are eligible to participate in the Plan. Newly hired employees are eligible to participate as soon as administratively practicable after hire. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the Internal Revenue Service ("IRS") limit of $22,500 and $20,500 for 2023 and 2022, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $7,500, in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of the investment funds within the investment pool and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant's account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, that are not grandfathered into the Ryder System, Inc. Retirement Plan are eligible to receive: (a) Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

For field hourly employees of RIL hired prior to January 1, 2016, the Company will make a basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2016, the Plan was amended for new hires, re-hires and employees acquired through Scully Distribution Services. Effective January 1, 2016, the matching contributions for these employees, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

Additionally, the Company contribution for all eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the plan year in an amount equal to 3% of the participant’s compensation for the plan year. For field hourly employees of RIL, the $400 Company contribution will also be made annually, as soon as practicable, following the last day of the plan year. An employee must be employed by the Company on December 31st of the plan year to be eligible to receive the plan year’s Company contribution. Contributions will be calculated for periods during which a person is eligible during the year. New hires or re-hires are not eligible to receive Company contributions.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL non-salaried employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended
December 31, 2023 and 2022, the Company did not make any discretionary matching contributions.

Contributions are subject to certain IRS limits.

Effective January 1, 2022, Ryder acquired PLG Investments I, LLC ("Whiplash"). The acquired employees became eligible to participate in the Ryder System, Inc. 401(k) Plan on October 1, 2022. At that time, all acquired employees became immediately eligible to receive a 50% Company match of participant contributions up to 6% eligible pay. For acquired employees, company matching contributions vest 100% after three years of credited service. Contributions vest 33% after one year of service, 66% after two years of service and 100% after three years of service. All acquired Whiplash employees were given prior service credit. Effective December 31, 2022, the Whiplash 401(k) Plan merged into the Ryder 401(k) Plan, and all protected features and benefits of the Whiplash 401(k) Plan remain protected under the Ryder 401(k) Plan. Transfer of assets of approximately $7.0 million was completed in January 2023.

Effective December 31, 2021, Ryder acquired Midwest Warehouse and Distribution System, which included the Midwest & Bedford 401(k) Profit Sharing Plan and Trust and the Logistics Resources, LLC 401(k) Profit Sharing Plan and Trust (“the Midwest Plans”). The acquired employees became eligible to participate in the Ryder System, Inc. 401(k) Plan on January 1, 2023. At that time, all acquired employees who had one or more years of credited service became immediately eligible to receive a 50% Company match of participant contributions up to 6% eligible pay. Under the Midwest Plans company matching contributions vest 100% after six years of credited service. Contributions vest 20% after two years of service, then another 20% in each of the next four years. The vesting schedule will revert to the 5-year graded vesting schedule in the Ryder Plan as it is more favorable. All acquired Midwest employees were given prior service credit. Effective December 31, 2022, the Midwest Plans were merged into the Ryder 401(k) Plan, and all protected features and benefits of the Midwest Plans remain protected under the Ryder 401(k) Plan. Transfer of assets of approximately $7.9 million was completed in July 2023.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested while the match on the next $800 of participant contributions follows the vesting schedule described above.

Participant Accounts
Each participant's account is credited with the participant's contribution and with allocations of: (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant's vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. In 2023 and 2022, employer contributions were reduced by approximately $1.8 million and $1.7 million, respectively, from forfeited nonvested accounts. At December 31, 2023, and 2022, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $322 thousand and $280 thousand, respectively.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a fixed rate which is the current prime rate at the time of the loan initiation and used for the life of the loan. Changes to the prime rate are received from Reuters and are updated on the first business day of the quarter, for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2023, and 2022, there were no automatic distributions pending. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 73. Prior to January 01, 2023, the participant age was 72. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the related (losses) gains and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock fund is recorded on the record date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Loans in default are recorded as distributions based upon the terms of the plan document and are included in Benefits paid to participants.

Due to/from Broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in Net appreciation (depreciation) in value of investments.

Subsequent Events
IFS was acquired November 1, 2023, and employees will be eligible to participate in the plan starting January 1, 2025. The Plan evaluated subsequent events through June 20, 2024, the date the financial statements were available to be issued.

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the Accounting Standard Codification ("ASC") 820, Fair Value Measurement, are described as follows:

Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3: Inputs that are unobservable inputs for the asset or liability

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2023, and 2022.

Mutual funds: valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and are valued using a market approach. Fair value is based on a daily net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and, therefore, the mutual funds have been classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock fund: The Ryder System, Inc. common stock fund is an employer stock unitized fund. The fund consists of Ryder System, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Ryder System, Inc. common stock is valued at the closing price reported on the active market on which the individual security is traded and the short term cash investments are valued at cost, which approximates fair value. The Ryder System, Inc. common stock fund has been classified within Level 1 of the fair value hierarchy.

Common collective trusts: valued at the NAV per unit as determined by the collective trust as of the valuation date, which approximates fair value. Each fund consists of a commingled trust that invests in a diversified portfolio of equity index, fixed income index and/or short-term products. These investments are direct filing entities. The fund’s fair value is measured as the fair value of the ownership interest in the fund.

Collective investment trusts: valued at the NAV per unit as determined by the collective trust as of valuation date, which approximates fair value. They may be composed of non-benefit-responsive investment funds that invest in publicly traded securities, open-end mutual funds, or a collective investment trust that has investments in fully benefit-responsive investment contracts. The Plan’s investments in the non-benefit-responsive investment funds are valued based upon the net asset value of units owned by the Plan at year-end. The fair value of the Plan’s investments is based on the NAV of the underlying securities and fund holdings. The fair value of the Plan’s interest in the collective investment trust that has investments in fully benefit-responsive investment contracts is determined using the market price of the underlying securities and the value of the investment contracts. These investments are direct filing entities. The Plan’s interest in this collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.

Short-term money market instruments: stated at NAV. The funds invest in money market funds to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	December 31,
(In thousands)	2023	2022
Investments in the fair value hierarchy: (a)
Mutual funds	$285,329	$300,686
Ryder System, Inc. common stock fund	108,981	83,860
	394,310	384,546

Investments measured at net asset value: (b)
Common collective trusts	1,138,234	844,586
Collective investment trusts	206,890	161,614
Short-term money market instruments	3,400	4,649
	$1,742,834	$1,395,395
__________________________________________
(a)Mutual funds and Ryder System, Inc. common stock fund have been classified within Level 1 of the fair value hierarchy.
(b)In accordance with ASC 820-10, Fair Value Measurements and Disclosures, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023, and 2022, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

	December 31, 2023
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$1,138,234	N/A	Daily	N/A
Collective investment trusts	$206,890	N/A	Daily	N/A
Short-term money market instruments	$3,400	N/A	Daily	N/A

	December 31, 2022
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$844,586	N/A	Daily	N/A
Collective investment trusts	$161,614	N/A	Daily	N/A
Short-term money market instruments	$4,649	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies

The Interest Income Fund, one of the Plan's investment options, may be invested in short-term money market instruments and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed and (6) the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock in the common stock fund described in Note 3 (947,163 and 1,003,471 shares at December 31, 2023 and 2022, respectively), and recorded dividend income (approximately $2.7 million and $2.4 million in 2023, and 2022, respectively), net realized gains on sale

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

(approximately $5.5 million and $2.2 million in 2023, and 2022, respectively) and net unrealized appreciation (depreciation) in value of these securities of approximately $25.4 million and ($262) thousand in 2023, and 2022, respectively. Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Company, which are affiliated with the Plan's current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to approximately $1.2 million and $1.3 million for the years ended December 31, 2023, and 2022, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Plan Benefits. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account, and would become 100 percent vested in their employer contributions.

8.Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(In thousands)	2023	2022
Net assets available for plan benefits per the financial statements	$1,945,506	$1,622,501
Adjustment for fair value of fully benefit-responsive investment contracts	(4,260)	(7,326)
Adjustment for contributions receivable from other plans	—	(15,993)
Net assets available for plan benefits per the Form 5500	$1,941,246	$1,599,182

The following is a reconciliation of total additions (deductions) per the financial statements to the Form 5500:

	December 31,
(In thousands)	2023	2022
Total additions (deductions) per the financial statements	511,102	$(209,833)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,326	(670)
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,260)	(7,326)
Total income (loss) per the Form 5500	$514,168	$(217,829)

	December 31,
	2023	2022
Total change in net assets available for plan benefits per financial statements	$323,005	$(368,234)
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,066	(7,997)
Total change in net assets available for plan benefits per Form 5500	$326,071	$(376,231)

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value

	SHORT-TERM MONEY MARKET INSTRUMENTS:

*	FIDELITY INVESTMENTS MONEY MARKET GOVERNMENT PORTFOLIO - CLASS I	-	4.410%	**	3,400,581

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	-	3.820%		324,121
	COREBRIDGE GLOBAL FUNDING	7/2/2026	5.750%	**	416,453
	AIR LEASE CORP	2/15/2024	0.700%	**	139,500
	AIR LEASE CORP	8/18/2024	0.800%	**	156,525
	ALTRIA GROUP INC	5/6/2025	2.350%	**	52,272
	AMERICAN EXPRESS CO	7/28/2027	5.389%	**	413,789
	AMERICAN EXPRESS CR ACC MST TR	5/15/2027	3.390%	**	467,007
	AMERICAN EXPRESS CR ACC MST TR	8/15/2027	3.750%	**	402,759
	AMERICAN EXPRESS CR ACC MST TR	10/15/2027	4.950%	**	255,423
	AMERICAN EXPRESS CR ACC MST TR	5/15/2028	4.870%	**	203,981
	AMERICAN EXPRESS CR ACC MST TR	9/15/2028	5.230%	**	426,911
	ATHENE GLOBAL FUNDING	1/8/2024	0.950%	**	346,322
	ATHENE GLOBAL FUNDING	10/2/2026	1.730%	**	317,637
	ATHENE GLOBAL FUNDING	3/8/2024	2.514%	**	350,431
	BA CR CARD TR	11/15/2027	3.530%	**	449,746
	BA CR CARD TR	4/15/2028	5.000%	**	286,358
	BA CR CARD TR	5/15/2028	4.790%	**	147,871
	BA CR CARD TR	11/15/2028	4.980%	**	208,972
	BMW US CAPITAL LLC	4/1/2025	3.250%	**	494,452
	BMW VECHILE OWNER TRUST	2/25/2028	5.470%	**	54,620
	BANK OF AMERICA CORPORATION SOFR	9/25/2025	0.981%	**	338,717
	BANK OF AMERICA CORP	7/22/2027	1.734%	**	446,164
	BANK OF AMERICA CORPORATION	4/2/2026	3.384%	**	490,486
	BANK OF AMERICA CORPORATION	7/22/2026	4.827%	**	405,359
	BANK OF AMERICA CORPORATION	9/15/2027	5.933%	**	363,275
	BANK OF MONTREAL QUE	12/11/2026	5.266%	**	305,002
	BANK OF NOVA SCOTIA	12/7/2026	5.350%	**	438,717
	BANK OF AMERICA NA	8/18/2026	5.526%	**	363,606
	BARCLAYS PLC (UNGTD)	8/9/2026	5.304%	**	203,351
	BARCLAYS PLC	9/13/2027	6.496%	**	366,705
	BERKSHIRE HATHAWAY ENERGY COMPANY	4/15/2025	4.050%	**	301,159
	CANADIAN IMPERIAL BK OF COMM	10/2/2026	5.926%	**	260,817
	CAPITAL ONE FINANCIAL CORP	2/5/2025	3.200%	**	346,133

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
CAPITAL ONE FINANCIAL CORP	5/9/2025	4.166%	**	399,407
CAPITAL ONE FINANCIAL CORP SOFR	7/24/2026	4.985%	**	142,446
CAPITAL ONE MULTI-ASST EXEC TR	3/15/2027	2.800%	**	795,375
CAPITAL ONE MULTI-ASST EXEC TR	5/15/2027	3.490%	**	407,887
CAPITAL ONE MULTI-ASST EXEC TR	10/15/2027	4.950%	**	363,840
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST	6/15/2028	5.820%	**	343,952
CARMAX AUTO OWNER TR	1/18/2028	5.050%	**	376,415
CARMAX AUTO OWNER TR	8/15/2025	0.500%	**	41,391
CARMAX AUTO OWNER TR	7/17/2028	6.000%	**	68,038
CARMX	5/15/2028	5.280%	**	257,373
CHASE ISSUANCE TR	9/15/2027	3.970%	**	373,621
CHASE ISSUANCE TR	9/15/2028	5.160%	**	499,914
CHASE ISSUANCE TR	9/15/2030	5.080%	**	456,287
CITIBANK CR CARD ISSUANCE TR	12/8/2027	5.230%	**	160,682
CITIBANK NA	9/29/2025	5.864%	**	361,029
CITIGROUP INC SOFR	1/25/2026	2.014%	**	387,868
COREBRIDGE FINANCIAL INC	4/4/2025	3.500%	**	44,249
UBS GROUP AG	7/15/2026	6.373%	**	416,220
MERCEDES-BENZ FINANCE NORTH AMERICA LLC	3/10/2025	2.125%	**	389,785
DAIMLER TRUCKS FINANCE NORTH AMERICA LLC	12/13/2024	1.625%	**	120,520
DEERE JOHN CAPITAL CORP	6/6/2025	3.400%	**	185,254
DISCOVER CARD EXECUTION NT TR	5/15/2027	3.320%	**	392,112
DISCOVER CARD EXECUTION NT TR	7/15/2027	3.560%	**	378,057
DISCOVER CARD EXECUTION NT TR	10/15/2027	5.030%	**	301,894
EASTERN ENERGY GAS HOLDINGS LLC	11/15/2024	2.500%	**	56,671
ENBRIDGE INC	2/16/2024	2.150%	**	59,209
ENBRIDGE INC	2/14/2025	2.500%	**	60,712
ENBRIDGE INC	11/15/2026	5.900%	**	151,144
EQUITABLE FINANCIAL LIFE GLOBAL FUNDING	11/12/2024	1.100%	**	385,512
EQUITABLE FINANCIAL LIFE GLOBAL FUNDING	11/12/2026	1.700%	**	270,968
FHLG	3/1/2034	5.500%	**	7,896
FHLG	7/1/2035	5.500%	**	5,084
FHLG	4/1/2034	3.500%	**	127,895
FANNIE MAE	11/25/2045	3.500%	**	97,003
FEDERAL NAT MTG ASN GTD REM PA	2/25/2046	3.500%	**	71,995
FNMA	11/1/2034	5.500%	**	41,929
FNMA	11/1/2025	4.500%	**	1,636
FNMA	9/1/2049	4.500%	**	159,711
FNMA	11/1/2032	3.000%	**	263,258
FORD CREDIT AUTO OWNER TRUST	5/15/2028	5.230%	**	225,500
FORD CREDIT AUTO LEASE TRUST	10/15/2026	5.910%	**	354,959
GM FINANCIAL AUTOMOBILE LEASING TRUST	7/20/2026	5.050%	**	239,372
GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR	2/16/2028	4.470%	**	95,574

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR	2/16/2027	3.100%	**	350,529
GM FINANCIAL CONSUMER AUTOMOBILE RECEIVABLES TRUST	8/18/2025	0.380%	**	34,569
GSK CONSUMER HEALTHCARE CAPITAL UK PLC	3/24/2025	3.125%	**	458,938
GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR	6/16/2028	5.450%	**	63,096
GM FINANCIAL LEASING TRUST	11/20/2026	5.380%	**	30,254
GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR	8/16/2028	5.780%	**	282,714
GOLDMAN SACHS GROUP INC (THE)	1/24/2025	1.757%	**	451,892
GREAT-WEST LIFECO FIN	8/12/2025	0.904%	**	136,850
HSBC HOLDINGS PLC	11/7/2025	2.633%	**	342,636
HSBC HOLDINGS PLC	3/10/2026	2.999%	**	342,575
HAROT	6/21/2028	5.670%	**	250,579
HUNTINGTON NATL BK COLUMBUS OH	11/18/2025	5.699%	**	325,166
HYUNDAI CAP AMER	9/17/2024	1.000%	**	350,469
HYUNDAI AUTO RECEIVABLES TRUST	4/15/2027	4.580%	**	115,591
HYUNDAI AUTO RECEIVABLES TRUST	10/16/2028	5.540%	**	206,751
HYUNDAI AUTO RECEIVABLES TRUST	4/17/2028	5.480%	**	64,232
JPMORGAN CHASE & CO	4/22/2026	2.083%	**	336,661
JPMORGAN CHASE & CO	2/24/2026	2.595%	**	464,357
JPMORGAN CHASE & CO	7/25/2028	4.851%	**	510,691
KENVUE INC	3/22/2026	5.350%	**	136,137
KEYCORP	5/23/2025	3.878%	**	129,585
LLOYDS BANKING GROUP PLC	8/11/2026	4.716%	**	402,016
LOWES COS INC	9/8/2025	4.400%	**	188,157
LOWES COS INC	4/1/2026	4.800%	**	57,721
MPLX LP	3/1/2026	1.750%	**	282,380
MASSMUTUAL GLOBAL FDG II	4/10/2026	4.500%	**	402,865
MASSMUTUAL GLOBAL FDG II	8/26/2025	4.150%	**	325,297
MERCEDES-BENZ AUTO RECEIVABLES TR	11/15/2028	5.950%	**	161,900
MERCEDES-BENZ FINANCE NORTH AMERICA LLC	11/27/2024	5.500%	**	402,489
METROPOLITAN LIFE GLBL FDG I	8/25/2025	4.050%	**	499,849
MITSUBISHI UFJ FIN GRP INC	7/17/2025	1.412%	**	356,278
MITSUBISHI UFJ FIN GRP INC	10/11/2025	0.962%	**	386,521
MIZUHO FINL GROUP INC	5/25/2026	2.226%	**	335,222
MIZUHO FINL GROUP INC T	5/22/2026	2.651%	**	314,564
MORGAN STANLEY BK NA SALT LAKE	4/21/2026	4.754%	**	252,142
MORGAN STANLEY BK NA SALT LAKE	10/30/2026	5.882%	**	363,310
MORGAN STANLEY	5/30/2025	0.790%	**	381,528
MORGAN STANLEY	2/18/2026	2.630%	**	342,140
MORGAN STANLEY	7/17/2026	4.679%	**	244,847
NTT FINANCE CORP	3/1/2024	0.583%	**	162,992
NEW YORK LIFE GLOBAL FDG	9/18/2026	5.450%	**	466,861
NISOURCE INC	8/15/2025	0.950%	**	115,454

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

	Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
NISSAN AUTO RECEIVABLES	3/15/2028	5.930%	**	190,016
OREILLY AUTOMOTIVE INC	11/20/2026	5.750%	**	108,203
PHILIP MORRIS INTL INC	11/17/2025	5.000%	**	303,020
PROTECTIVE LIFE GLOBAL FUNDING	3/28/2025	3.218%	**	147,540
RAYTHEON TECHNOLOGIES CORP	2/27/2026	5.000%	**	221,611
RAYTHEON TECHNOLOGIES CORP	11/8/2026	5.750%	**	163,699
REGIONS FINL CORP NEW	5/18/2025	2.250%	**	159,605
ROGERS COMMUNICATIONS INC	3/15/2025	2.950%	**	250,596
S&P GLOBAL INC	3/1/2027	2.450%	**	332,892
SEMPRA	4/1/2025	3.300%	**	155,451
7 ELEVEN INC	2/10/2024	0.800%	**	90,769
7 ELEVEN INC	2/10/2026	0.950%	**	104,858
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	3/11/2026	1.200%	**	242,671
SOCIETE GENERALE FRANCE	10/16/2024	2.625%	**	196,350
SOCIETE GENERALE FRANCE	1/21/2026	2.226%	**	388,215
SOUTHERN COMPANY	2/26/2024	0.600%	**	145,137
SUMITOMO MITSUI FINL GRP INC	7/8/2025	1.474%	**	352,745
TAMPA ELECTRIC CO	7/12/2024	3.875%	**	236,012
TORONTO DOMINION BANK	12/11/2026	5.264%	**	434,595
TOYOTA MOTOR CREDIT CORP	11/10/2025	5.400%	**	409,241
TOYOTA AUTO RECEIVABLES	8/15/2028	5.540%	**	204,459
TRUIST FINANCIAL CORP	7/28/2026	4.260%	**	398,965
TRUIST FINANCIAL CORP	10/28/2026	5.900%	**	560,283
US BANCORP DEL	10/21/2026	5.727%	**	407,094
UST NOTES	11/15/2025	2.250%	**	12,751,502
UST NOTES	8/31/2025	0.250%	**	3,603,181
UST NOTES	9/30/2025	0.250%	**	2,089,939
UST NOTES	5/15/2025	2.750%	**	1,007,414
UST NOTES	6/15/2025	2.875%	**	838,826
UST NOTES	8/15/2025	3.125%	**	5,455,350
UST NOTES	9/30/2024	4.250%	**	378
UST NOTES	1/15/2026	3.875%	**	9,889,464
UST NOTES	1/31/2025	4.125%	**	2,430,911
UST NOTES	3/15/2026	4.625%	**	7,463,479
UST NOTES	4/15/2026	3.750%	**	7,989,559
UST NOTES	5/15/2026	3.625%	**	6,071,980
UST NOTES	6/15/2026	4.125%	**	4,061,218
UST NOTES	7/15/2026	4.500%	**	5,661,347
UST NOTES	8/15/2026	4.375%	**	4,092,976
UST NOTES	9/15/2026	4.625%	**	2,055,336
UST NOTES	9/30/2025	5.000%	**	8,183,202
UST NOTES	10/15/2026	4.625%	**	4,098,801

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	UST NOTES	10/31/2025	5.000%	**	3,059,853
	UST NOTES	11/15/2026	4.625%	**	3,649,702
	UST NOTES	12/15/2026	4.375%	**	4,355,725
	VERIZON COMMUNICATIONS INC	3/22/2024	0.750%	**	185,380
	VERIZON MASTER TRUST	5/20/2027	0.500%	**	288,222
	VERIZON MASTER TRUST	4/20/2028	0.990%	**	437,694
	VERIZON MASTER TRUST	7/20/2027	3.720%	**	197,031
	VERIZON MASTER TRUST	4/13/2028	4.890%	**	290,511
	VERIZON MASTER TRUST	9/8/2028	5.610%	**	309,598
	VIRGINIA ELECTRIC AND POWER CO	5/15/2027	3.750%	**	346,339
	VOLKSWAGEN GROUP AMER FIN LLC	6/6/2025	3.950%	**	196,412
	VOLKSWAGEN GROUP AMER FIN LLC	9/12/2026	5.700%	**	386,788
	VOLKSWAGEN AUTO LEASE TRUST	10/20/2026	5.810%	**	367,142
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST	6/20/2028	5.020%	**	167,182
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST	12/20/2028	5.480%	**	240,313
	WELLS FARGO BK NATL ASSN	12/11/2026	5.254%	**	431,435
	WELLS FARGO & CO NEW	10/30/2025	2.406%	**	341,917
	WELLS FARGO & CO	5/19/2025	0.805%	**	343,443
	WORLD OMNI AUTO RECEIVABLES TR	2/15/2029	5.790%	**	230,511
	WORLD OMNI AUTO RECEIVABLES TRUST	11/15/2028	5.150%	**	37,392
	Total Fixed Income Securities				142,524,574

	Total Synthetic Guaranteed Investment Contracts				142,524,574

	MUTUAL FUNDS:
*	Fidelity Ext Mkt Index	458,686 shares		**	35,805,058
*	Fidelity US Bond Idx	3,498,801 shares		**	36,492,494
*	Fidelity 500 Index	694,100 shares		**	114,866,618
*	Fidelity Total Intl Index	691,761 shares		**	9,096,657
*	JP Morgan Equity Income Select Fund	3,669,471 shares		**	84,324,448
*	DFA Emerging Markets Core Equity Fund	211,683 shares		**	4,743,810
	Total Mutual Funds				285,329,085

	COMMON COLLECTIVE/INVESTMENT TRUSTS:
*	FIAM Index TD Income T	337,262 units		**	5,456,902
*	FIAM Index TD 2005 T	188,757 units		**	3,333,447
*	FIAM Index TD 2010 T	128,783 units		**	2,533,163
*	FIAM Index TD 2015 T	539,679 units		**	11,165,953
*	FIAM Index TD 2020 T	1,868,394 units		**	39,535,219
*	FIAM Index TD 2025 T	3,893,430 units		**	89,276,357

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

*	FIAM Index TD 2030 T	5,194,312 units	**	122,845,487
*	FIAM Index TD 2035 T	4,236,384 units	**	111,332,182
*	FIAM Index TD 2040 T	3,209,805 units	**	87,210,404
*	FIAM Index TD 2045 T	2,911,474 units	**	80,007,300
*	FIAM Index TD 2050 T	2,529,316 units	**	68,999,735
*	FIAM Index TD 2055 T	2,000,303 units	**	55,988,483
*	FIAM Index TD 2060 T	1,528,522 units	**	30,325,875
*	BTC Total Return	804,252 units	**	9,051,372
*	Fidelity Growth Co Pool	5,142,669 units	**	172,999,400
*	Fidelity Contrafund Pool	7,116,801 units	**	366,799,939
*	MFS International Equity 3B	3,077,091 units	**	54,372,196
*	Boston Trust Walden SMID Cap Cit	2,681,194 units	**	33,890,288
	Total Common Collective/Investment Trusts			1,345,123,700

*	Ryder System, Inc. common stock fund	947,163	**	108,980,575
	Total investments per net assets available for plan benefits			1,885,358,515

*	Notes receivable from participants	3.25% - 9.5%		37,359,902
	Investments at Fair Value			1,922,718,417

*	Represents a Party-In-Interest as defined by ERISA.
**	Indicates a participant directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 20, 2024	/s/ Nicole Turner
Nicole Turner
Vice President of Compensation and Benefits

EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION

23.1 Consent of Independent Registered Certified Public Accounting Firm - BDO USA, P.C.

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Ryder System, Inc. 401(k) Savings Plan
Coral Gables, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231208, No.333-134113 and No. 333-177285) of Ryder System, Inc. of our report dated June 20, 2024, relating to the financial statements and supplemental schedule of Ryder System, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2023.

BDO USA, P.C.
Miami, Florida

June 20, 2024